FORM 4

[ ]  Check this box if no longer                             OMB APPROVAL
     subject to Section 16. Form 4                   OMB Number:       3235-0287
     or Form 5 obligations may                       Expires: September 30, 1998
     continue. SEE Instruction 1(b).                 Estimated average burden
                                                     hours per response..... 0.5


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.   Name and Address of Reporting Person

     Roberts,                        Merle                     W.
--------------------------------------------------------------------------------
      (Last)                        (First)                 (Middle)

      2609 S. Everglade St.
--------------------------------------------------------------------------------
                                    (Street)

     Santa Ana,                        CA                     92704
--------------------------------------------------------------------------------
       (City)                        (State)                  (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Dental/Medical Diagnostic Systems, Inc.
     Stock: DMDS             Warrants: DMDSW

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year:

     February 1999

5.   If Amendment, Date of Original(Month/Year)


6.   Relationship of Reporting Person to Issuer
             (Check all applicable)

          Director                      10% Owner
     ---                           ---
      X   Officer (give                 Other (specify
     ---          title below)     ---         below)

             Vice President of Manufacturing
             --------------------------------


                  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                       DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security   2. Trans-  3. Transaction  4. Securities Acquired (A)  5. Amount of       6. Ownership    7. Nature of
    (Instr. 3)             action     Code            or Disposed of (D)          Securities         Form;           Indirect
                           Date       (Instr. 8)                                  Beneficially       Direct (D)      Beneficial
                                                      (Instr. 3, 4 and 5)         Owned at End       or Indirect     Ownership
                           (Month/  -----------------------------------------     of Month           (I)
                            Day/       Code    V      Amount (A) or Price                                            (Instr. 4)
                            Year)                            (D)                  (Instr. 3 and 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (DMDS)         2-10-99   S               1,300  D      $8.00          5,000             D
Common Stock (DMDS)         2-26-99   S               5,000  D       7.375         5,000             D

Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (Over)

* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

(Print or Type Responses)                                         SEC 1474(7-96)

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.Title      2.Conver-   3.Trans-  4.Trans-   5.No. of    6.Date Exer-   7.Title and  8.Price     9.Number     10.Owner-  11.Nature
  of Deri-     sion or     action    action     Deri-       cisable        Amount of    of          of Deriv-     ship       of In-
  vative       Exercise    Date      Code       vative      and Expi-      Underlying   Deri-       ative         Form of    direct
  Security     Price of    (Month/   (Instr.    Securi-     ration         Securities   vative      Securities    Deriva-    Bene-
  (Instr. 3)   Deri-       Day/      8)         ties Ac-    Date (Month/   (Instr. 3    Security    Bene-         tive       ficial
               vative      Year)                quired      Day/Year)      and 4)      (Instr. 5)   ficially      Security;  Owner-
               Security                         (A) or                                              Owned at      Direct     ship
                                                Disposed                                            End of        (D) or    (Instr.
                                                of (D)                                              Month          Indirect     4)
                                                (Instr. 3,                                         (Instr. 4)      (I)
                                                4, and 5)                                                        (Instr. 4)
                                    ---------  ----------  -----------------------------
                                    Code   V   (A)    (D)   Date   Expira-       Amt. or
                                                            Exer-  tion   Title  No. of
                                                            cis-   Date          Shares
                                                            able
------------------------------------------------------------------------------------------------------------------------------------
Warrants       5.00      2-22-99     S                10,000  *     *     Common  10,000  3.25      20,000        D
(DMDSW)                                                                   Stock


Explanation of Responses:
* Warrants may be exercised only during the period commencing on 5-9-98 and terminating on the earlier of 5-8-2002 or the date fixed for redemption by the Company as provided for in the Warrant Agreement.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                   /S/ MERLE W. ROBERTS               3-24-99
                             -------------------------------        ----------
                             **Signature of Reporting Person           Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB Number.                                                SEC 1474 (8-92)


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